Exhibit 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2025

(in US dollars)

February 20, 2026

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2025. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2025 and up to and including February 20, 2026.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA”, “Adjusted EPS” and “organic growth”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both company-owned operations and franchise systems. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our current Annual Information Form.

Consolidated review

Our consolidated revenues for the year ended December 31, 2025 were $5.50 billion, an increase of 5% over the prior year, driven by the contribution of recent tuck-under acquisitions, with resulting growth in Adjusted EBITDA (see definitions and reconciliations below), Operating Earnings and earnings per share.

We acquired controlling interests in nine businesses in 2025, including two in our FirstService Residential segment and seven in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $107.2 million. Our tuck-under acquisitions support the strategic growth initiatives of our service lines in both segments, which include expanding our geographic footprint into new markets, enhancing our scale in existing markets, broadening our service offerings and expanding coverage of our national client accounts.

Results of operations – year ended December 31, 2025

Our revenues were $5.50 billion for 2025, up 5% relative to 2024, and all from growth in acquisitions. Top-line performance in our FirstService Residential division was driven by new property management contract wins. Our FirstService Brands division was driven primarily by acquisition growth. Cost of revenues growth and increases in Selling, general and administrative expenses during 2025 were relatively in-line with our revenue growth for the year. Operating Earnings for the year were $338.1 million versus $337.5 million in the prior year period. The prior year figure included a significant reversal related to contingent acquisition consideration fair value adjustments. Adjusted EBITDA was $562.8 million in 2025 versus $513.7 million in the prior year.

Depreciation and amortization expense was $185.2 million in 2025 relative to $165.3 million in the prior year, with the increase primarily related to recent acquisitions in both segments.

Acquisition-related costs were $12.1 million, relative to $14.4 million of recovery in the prior year. The prior year included a reversal of $20.0 million relating to contingent acquisition consideration fair value adjustments in connection with certain upside earn-outs from recently completed acquisitions in our FirstService Brands segment.

Net interest expense decreased to $73.7 million in 2025, down from $82.9 million in the prior year, with the difference primarily attributable to the decrease in our average outstanding debt, as well as the lower cost of debt. Our weighted average interest rate decreased to 6.1% in 2025 from 6.7% in the prior year.

Our consolidated income tax rate for the period was 28%, versus 27% in the prior year, and relative to the statutory rate of 27% in both periods.

Net earnings for the period were $190.7 million versus $187.8 million a year ago. The increase was attributable to higher profitability in the FirstService Residential segment as well as lower interest expense, partially offset by decreased operating earnings in the FirstService Brands segment.

The redeemable non-controlling interest (“RNCI”) redemption increment was $29.8 million, versus $37.8 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

At FirstService Residential, revenues were $2.29 billion in 2025, up 7% versus the prior year, including 4% organic growth (see definition on page 10). Organic growth was driven by new property management contract wins and was balanced across most markets. Adjusted EBITDA for this segment was $225.0 million or 9.8% of revenues, relative to $199.3 million or 9.3% of revenues in the prior year. Operating earnings for 2025 were $170.4 million or 7.5% of revenues, relative to $159.2 million or 7.5% of revenues a year ago. The segment Adjusted margin increase was driven by cost efficiencies in our property management operations, with the Operating Earnings margin, defined as Operating Earnings divided by revenue, remaining in-line due to increased depreciation and amortization compared to the prior year.

Our FirstService Brands operations reported revenues of $3.21 billion in 2025, an increase of 4% versus the prior year. Revenues declined 3% on an organic basis, driven by decreased activity levels at our restoration and roofing operations, and partially offset by strong organic growth at Century Fire Protection. Adjusted EBITDA for this segment was $353.6 million in 2025 or 11.0% of revenues, relative to $339.5 million or 11.0% of revenues in the prior year. Operating earnings were $214.0 million or 6.7% of revenues, versus $230.1 million or 7.5% of revenues a year ago. The segment Adjusted EBITDA margin, defined as Adjusted EBITDA divided by revenue, was in-line with the prior year period, while the year-over-year Operating Earnings margin comparison was down due to greater reversal of fair value adjustments to contingent upside earn-out structures in the prior year versus the current year.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $15.8 million in 2025 relative to $25.1 million in the prior year. Corporate costs were $46.3 million versus $51.8 million in 2024. The lower corporate costs were primarily due to non-cash foreign exchange adjustments.

Results of operations – year ended December 31, 2024

Our revenues were $5.22 billion for 2024, up 20% relative to 2023. The increase included organic revenue growth of 4%, with the balance coming from recent acquisitions at that time.

Operating earnings for 2024 were $337.5 million versus $244.9 million in 2023, with the increase primarily attributable to growth in profitability in the FirstService Brands division. Cost of revenues growth and increases in Selling, general and administrative expenses during 2024 were in-line with our revenue growth for the year. Adjusted EBITDA rose 24% to $513.7 million in 2024 versus $415.7 million in 2023. Performance in our FirstService Residential division was driven by new property management contract wins. Our FirstService Brands division was driven primarily by acquisition growth, including Roofing Corp of America, which was acquired in December 2023.

Depreciation and amortization expense was $165.3 million in 2024 relative to $127.9 million in 2023, with the increase primarily related to recent acquisitions at that time in our FirstService Brands segment.

Acquisition-related costs was a recovery of $14.4 million in 2024, relative to $21.5 million of expense in 2023, and included a reversal of $20.0 million relating to contingent acquisition consideration fair value adjustments in connection with certain upside earn-outs from recently completed acquisitions at that time in our FirstService Brands segment.

Net interest expense increased to $82.9 million in 2024, up from $47.4 million in 2023, with the difference primarily attributable to the increase in our average outstanding debt, as well as the higher cost of debt. Our weighted average interest rate increased to 6.7% in 2024 from 6.0% in 2023.

Other income was $3.2 million in 2024 versus $5.8 million in 2023. Other income in 2024 included a pre-tax gain of $4.4 million from the sale of a building located in South Florida within the FirstService Residential segment.

Our consolidated income tax rate for 2024 was 27%, versus 28% in 2023, and relative to the statutory rate of 27% in both periods.

Net earnings for 2024 were $187.8 million versus $147.0 million in 2023. The increase was attributable to higher profitability in both segments, partially offset by higher interest expense in 2024.

The RNCI share of earnings was $15.6 million for 2024, relative to $14.1 million in 2023, with the increase attributable to the mix of two-year average earnings of our non-wholly owned subsidiaries. The RNCI redemption increment was $37.8 million in 2024, versus $32.5 million in 2023, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

At FirstService Residential, revenues were $2.13 billion in 2024, up 7% versus 2023, with the increase comprised of 5% organic growth and the balance from acquisitions. Organic growth was driven by new property management contract wins across most markets. Adjusted EBITDA for this segment was $199.3 million or 9.3% of revenues, relative to $187.8 million or 9.4% of revenues in 2023. Operating earnings for 2024 were $159.2 million or 7.5% of revenues in 2024, relative to $155.0 million or 7.8% of revenues in 2023.

Our FirstService Brands operations reported revenues of $3.08 billion in 2024, an increase of 32% versus 2023, including 3% organic growth and the balance from acquisitions. Growth in the segment was driven primarily by our Roofing Corp of America acquisition, together with solid organic growth at Century Fire Protection operations. Adjusted EBITDA for this segment was $339.5 million in 2024 or 11.0% of revenues in 2024, relative to $242.4 million or 10.4% of revenues in 2023. Operating earnings were $230.1 million or 7.5% of revenues in 2024, versus $126.5 million or 5.4% of revenues in 2023. The segment Adjusted EBITDA margin, defined as Adjusted EBITDA divided by revenue, was positively impacted primarily by margin improvement at our home services brands. Operating Earnings margin, defined as operating earnings divided by revenue, was further impacted from contingent acquisition consideration fair value adjustments.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $25.1 million in 2024 relative to $14.4 million in 2023. Corporate costs were $51.8 million in 2024 versus $36.6 million in 2023, with the increase primarily driven by the impact of non-cash foreign exchange adjustments, as well as higher stock-based compensation expense.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)
(derived from audited financial statements prepared in accordance with US GAAP)

	Year ended December 31
	2025	2024	2023	2022	2021

Operations
Revenues	$5,497,500	$5,216,894	$4,334,548	$3,745,835	$3,249,072
Operating earnings	338,078	337,512	244,892	219,026	201,642
Net earnings	190,747	187,774	147,021	145,007	156,130

Financial position
Total assets	$4,283,713	$4,194,852	$3,625,743	$2,774,514	$2,509,023
Long-term debt	1,082,676	1,298,710	1,182,107	734,463	652,804
Redeemable non-controlling interests	486,191	449,337	332,963	233,429	219,135
Shareholders' equity	1,375,999	1,187,746	1,024,146	907,466	799,722

Common share data
Net earnings per common share:
Basic	$3.19	2.98	2.25	2.74	3.08
Diluted	3.17	2.97	2.24	2.72	3.05

Weighted average common shares outstanding (thousands)
Basic	45,527	45,019	44,556	44,175	43,841
Diluted	45,754	45,280	44,795	44,494	44,401
Cash dividends per common share	$1.10	1.00	0.90	0.81	0.73

Other data
Adjusted EBITDA	$562,795	$513,690	$415,728	$351,732	$327,376
Adjusted EPS	5.75	5.00	4.66	4.24	4.57

Results of operations – fourth quarter ended December 31, 2025

Consolidated revenues for the fourth quarter ended December 31, 2025 were up 1% relative to the same period in 2024. Adjusted EBITDA was $137.6 million, in-line with the fourth quarter of 2024. Operating Earnings were $85.9 million, relative to $89.6 million in the fourth quarter of 2024.

FirstService Residential generated revenues of $563.1 million for the fourth quarter of 2025, up 8% relative to the prior year quarter, including 5% organic growth. The top-line performance was driven by contract wins and was balanced across most markets. Adjusted EBITDA was $51.5 million, an increase of 12% compared to $46.0 million reported in the prior year period. Operating Earnings were $36.3 million, versus $34.4 million for the fourth quarter of last year. Operating margins for the division were relatively comparable on a quarter-over-quarter basis.

FirstService Brands recorded revenues of $820.3 million for the fourth quarter of 2025, down 3% versus the prior year period. On an organic basis, revenues decreased 7% primarily due to reduced weather events and large-loss claims versus the prior year quarter at our restoration brands, as well as tempered activity levels in our roofing operations. Adjusted EBITDA for the fourth quarter was $88.5 million, compared to $100.7 million in the prior year quarter. Operating Earnings were $59.2 million, versus $69.9 million in the prior year quarter. The decrease in division operating margins resulted from the negative operating leverage associated with the top-line organic declines in our restoration and roofing platforms.

Summary of quarterly results - years ended December 31, 2025 and 2024
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2025
Revenues	$1,250,826	1,415,733	1,447,565	$1,383,376	$5,497,500
Operating earnings	39,258	97,278	115,628	85,914	338,078
Net earnings	14,080	55,431	70,887	50,349	190,747
Net earnings per share:
Basic	0.06	1.01	1.25	0.85	3.19
Diluted	0.06	1.01	1.24	0.85	3.17

Year ended December 31, 2024
Revenues	$1,158,045	$1,297,459	$1,396,041	$1,365,349	$5,216,894
Operating earnings	38,058	83,937	125,902	89,615	337,512
Net earnings	14,897	44,937	77,761	50,179	187,774
Net earnings per share:
Basic	0.14	0.78	1.34	0.72	2.98
Diluted	0.14	0.78	1.34	0.71	2.97

Other data
Adjusted EBITDA - 2025	$103,266	157,128	164,780	$137,621	$562,795
Adjusted EBITDA - 2024	83,373	$132,487	$159,974	$137,856	513,690
Adjusted EPS - 2025	0.92	1.71	1.76	1.37	5.75
Adjusted EPS - 2024	0.67	1.36	1.63	1.34	5.00

Operating outlook

We are committed to a long-term growth strategy that is primarily driven by average annual organic revenue growth in the mid-single digit range, combined with tuck-under acquisitions within certain of our service platforms, resulting in a goal of average annual growth in revenues of 10% or higher. We are also targeting some incremental operating leverage and modestly higher growth rates for operating earnings. Economic conditions and growth-related investments in our operations will negatively or positively impact these target growth rates in any given year.

In our FirstService Residential segment, revenues are expected to increase at a mid-single digit percentage organic growth rate in 2026 primarily from new contract wins. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2026 are expected to be approximately in-line with 2025.

Our FirstService Brands segment is expected to generate a high-single digit total revenue growth rate, driven by both organic and acquisition-related growth. Our organic growth at our restoration brands and certain geographies in our roofing operations in any given year is influenced on some degree of weather-driven claims activity, which can be unpredictable given the uncertainty of weather patterns. Operating margins are expected to be approximately in-line with 2025, unless influenced by varying levels of weather-related activity at our restoration operations.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2026.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes restoration operations and certain geographies in our roofing business, which are influenced by weather patterns that historically have resulted in higher revenues and earnings in any given reporting quarter, and certain franchise operations, which generate the majority of their revenues during the second and third quarters.

Liquidity and capital resources

The Company generated cash flow from operating activities of $445.9 million for the year ended December 31, 2025, up from $285.7 million in the prior year. Operating cash flow was favourably impacted by increased profitability, as well as from changes in non-cash working capital. In the current year, positive working capital movements contributed to operating cash flow due to milder weather patterns in our restoration businesses in the FirstService Brands segment, compared to more elevated weather-related activity and area-wide storm events in the prior year period. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

In February 2025, the Company entered into a third amended and restated credit agreement providing for a $1.75 billion revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2030. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2025 was 6.3%. As of December 31, 2025, letters of credit in the amount of $37.767 million were outstanding ($29.471 million as at December 31, 2024). The Facility had $817.753 million of available un-drawn credit as at December 31, 2025.

In September 2022 (and as amended in April 2024 for the facility with NYL Investors LLC), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550 million with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250 million and PGIM Private Capital (“Prudential”) of up to $300 million, in each case, net of any existing notes held by them. The facility with New York Life has a term ending April 3, 2027. The Company has the ability to issue incremental Note tranches under the New York Life facility until April 3, 2027, subject to acceptance by New York Life, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. The facility with Prudential expired on September 29, 2025, such that no further private placement issuances of Notes may be made thereunder to Prudential. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60 million of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

In January 2024, the Company issued, on a private placement basis to New York Life, $50 million of 5.48% Notes, which are due in full on January 30, 2029, as well as $25 million of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50 million of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

During 2025, we invested cash in acquisitions as follows: an aggregate of $107.2 million (net of cash acquired) in nine new business acquisitions, $22.9 million in contingent consideration payments related to previously completed acquisitions, and $33.8 million in acquisitions of RNCI.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $47.0 million as at December 31, 2025 (December 31, 2024 - $67.2 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to November 2027. Based on our current operations, we estimate that a majority of the contingent consideration outstanding as of December 31, 2025 will ultimately be paid. Prior period reversals in contingent consideration were primarily attributable to the Roofing reporting unit.

Capital expenditures for the year were $127.7 million (2024 - $112.8 million), which consisted primarily of service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system and hardware investments in both of our operating segments.

Net indebtedness as at December 31, 2025 was $928.3 million, versus $1.07 billion at December 31, 2024. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants contained in our credit agreement and the agreements governing our Notes as at December 31, 2025 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $1.10 per share during 2025, with $1.075 paid in cash during the year and $0.275 paid in January 2026. In February 2026, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2026, the quarterly dividend would be $0.305 per share (a rate of $1.22 per share per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $17.1 million (2024 - $9.3 million) to non-controlling shareholders of subsidiaries.

The following table summarizes our contractual obligations as at December 31, 2025:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,044,789	$-	$-	$909,789	$135,000
Interest on long term debt	178,639	52,971	80,971	39,589	5,108
Capital lease obligations	37,887	13,649	17,014	7,095	129
Contingent acquisition consideration	46,952	40,377	6,575	-	-
Operating leases	373,866	76,344	124,376	79,832	93,314

Total contractual obligations	$1,682,133	$183,341	$228,936	$1,036,305	$233,551

At December 31, 2025, we had commercial commitments totaling $37.8 million comprised of letters of credit outstanding due to expire within one year.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2025	2024

FirstService Residential	$73,091	$75,039
FirstService Brands	343,706	327,083
	$416,797	$402,122

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2025, the RNCI recorded on the balance sheet was $486.2 million. The purchase prices of the RNCI may be paid in cash or, in some cases, in common shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to net earnings per share for 2025 would be $0.66, and the accretion to Adjusted EPS would be $0.01.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified two critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, and impairment testing of the carrying value of goodwill (see note 2 to the Consolidated Financial Statements).

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships and the discount rates, different amounts of intangible assets and related amortization could be reported.

Goodwill is tested for impairment at the reporting unit level. The Company has six reporting units determined with reference to business segment, customer type, service delivery model and geography. Goodwill is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount, then a quantitative goodwill impairment assessment is performed. The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment assessment. The Company may resume performing the qualitative assessment in any subsequent period. A quantitative goodwill impairment assessment is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of EBITDA based on comparable entities with similar operations and economic characteristics.

Based on the quantitative annual impairment assessment performed as of August 1, 2025, the Company concluded that the reporting units were not impaired. Management applied significant judgment in estimating the fair values of the Company’s reporting units, which included selecting significant assumptions relating to the market multiples of EBITDA, and EBITDA, where applicable.

Subsequent to the annual impairment assessment, the Company performed an interim goodwill impairment assessment during the fourth quarter of 2025 on one of the reporting units within FirstService Brands segment primarily as a result of continued declining organic revenue (revenue exclusive of revenue from acquisitions for a period of twelve months following their acquisition). As of December 31, 2025, total goodwill attributable to this reporting unit was $363.4 million. As a result of this assessment, the Company determined that no impairment existed for this reporting unit. Testing indicated that the fair value of this reporting unit exceeded its carrying value by less than 5%. If all other assumptions remain constant, a 0.5 decrease in the multiple used would decrease the fair value by approximately 5%, and a 3% decrease in EBITDA would decrease the fair value by approximately 3%.

If the Company is not able to achieve sufficient organic growth due to further economic deterioration or a sustained period of below average weather-related activity, this could lead to impairment of goodwill attributable to the reporting unit in the future.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “Adjusted EBITDA”, “Adjusted EPS” and “organic growth”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2025	2024

Net earnings	$190,747	$187,774
Income tax	75,765	70,124
Other income	(2,136)	(3,239)
Interest expense, net	73,702	82,853
Operating earnings	338,078	337,512
Depreciation and amortization	185,209	165,269
Acquisition-related items	12,121	(14,402)
Stock-based compensation expense	27,387	25,311
Adjusted EBITDA	$562,795	$513,690

Other expense (income), net consists primarily of gains and losses on disposals of fixed assets. Amounts are recognized in the period in which they arise.

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$170,421	$213,971	$(46,314)
Depreciation and amortization	46,780	138,339	90
Acquisition-related items	7,800	1,258	3,063
Stock-based compensation expense	-	-	27,387
Adjusted EBITDA	$225,001	$353,568	$(15,774)

2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$159,206	$230,080	$(51,774)
Depreciation and amortization	37,506	127,672	91
Acquisition-related items	2,576	(18,263)	1,285
Stock-based compensation expense	-	-	25,311
Adjusted EBITDA	$199,288	$339,489	$(25,087)

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition-related items not directly attributable to reportable segments, as disclosed in note 19 to the Consolidated Financial Statements, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2025	2024

Diluted net earnings per share	$3.17	$2.97
Non-controlling interest redemption increment	0.65	0.83
Acquisition-related items	0.22	(0.31)
Amortization of intangible assets, net of tax	1.16	1.11
Stock-based compensation expense, net of tax	0.55	0.40
Adjusted EPS	$5.75	$5.00

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

We believe that the presentation of Adjusted EBITDA, Adjusted EPS, and organic growth, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA, Adjusted EPS, and organic growth are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2025 was $10.1 million (2024 - $8.5 million). These amounts are settled monthly in cash, and are priced at market rates.  The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2025, the Company had $6.5 million of loans receivable from minority shareholders (December 31, 2024 - $8.4 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 45,981,761 common shares. In addition, as at the date hereof 2,899,515 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded nine entities acquired by the Company in purchase business combinations during the 2025 fiscal year from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the nine majority-owned entities represent 1.4% and 2.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2025.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2025, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 20, 2026 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Changes in internal control over financial reporting

During the quarter and year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

In the normal course of operations, FirstService is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Market risk of financial instruments

FirstService is engaged in operating and financing activities that generate risk in three primary areas as set out below. See Note 16 to the Consolidated Financial Statements for additional information regarding these risks. FirstService’s overall risk management program and business practices seek to minimize any potential adverse effects on FirstService’s financial performance. Risk management is carried out by the senior management team and is reviewed by FirstService’s board of directors.

For an understanding of other potential risks, including non-financial risks, see the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025 available on SEDAR+ at www.sedarplus.ca, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov.

Foreign exchange

FirstService is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. A majority of FirstService’s revenues in fiscal 2025 were transacted in U.S. dollars. A portion of FirstService’s revenues were denominated in Canadian dollars, which results in foreign currency exposure related to fluctuations between the Canadian and U.S. dollars. FirstService’s head office expenses are incurred in Canadian dollars, which is hedged by Canadian dollar denominated revenue. As an additional part of its risk management strategy, FirstService maintains net monetary asset and/or liability balances in foreign currencies and may engage in foreign currency hedging activities using financial instruments, including currency forward contracts and currency options. FirstService does not use financial instruments for speculative purposes. As at the date of this MD&A, FirstService does not have any such financial instruments.

FirstService’s credit agreement allows FirstService to borrow under its revolving credit facility in Canadian and U.S. dollars. To mitigate any foreign exchange risk related to its Canadian dollar denominated debt, FirstService may from time to time enter into forward foreign exchange contracts to sell Canadian dollars in an amount equal to the principal amount of its Canadian dollar denominated borrowings. As at the date of this MD&A, FirstService does not have any such foreign exchange contracts.

Interest rate

FirstService has no significant interest-bearing assets. FirstService’s income and operating cash flows are substantially independent of changes in market interest rates.

FirstService’s primary interest rate risk arises from its long-term debt under its credit agreement and senior unsecured notes. FirstService manages its exposure to changes in interest rates by using a combination of fixed and variable rate debt, varying lengths of terms to achieve the desired proportion of variable and fixed rate debt and, from time to time, may enter into hedging/interest rate swap contracts. Fluctuations in interest rates affect the fair value of any hedging/interest rate swap contracts as their value depends on the prevailing market interest rate. Hedging/interest rate swap contracts are monitored on a monthly basis. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200 million of debt under our credit agreement for a fixed rate. An increase (or decrease) in interest rates by 1% would result in an $6.6 million increase (or decrease) in annual interest expense under the credit facility contained in FirstService’s credit agreement.

Credit risk

Credit risk refers to the risk of losses due to failure of FirstService’s customers or other counterparties to meet their payment obligations. Credit risk also arises from deposits with banks. Credit risk with respect to the customer receivables are limited due to the large number of entities comprising FirstService’s customer base and their dispersion across many different service lines. Credit risk with respect to deposits is limited by the use of multiple large and reputable banks.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2025 available on SEDAR+ at www.sedarplus.ca, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

●	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
●	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
●	Extreme weather conditions impacting demand for our services or our ability to perform those services.
●	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
●	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
●	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
●	Competition in the markets served by the Company.
●	Labour shortages or increases in wage and benefit costs.
●	The effects of changes in interest rates on our cost of borrowing.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
●	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
●	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
●	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
●	A decline in our performance impacting our ability to pay dividends on our common shares.
●	Risks arising from any regulatory review and litigation.
●	Risks associated with intellectual property and other proprietary rights that are material to our business.
●	Disruptions or security failures in our information technology systems.
●	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
●	Performance in our commercial and large loss property restoration business and roofing business.
●	Volatility of the market price of our common shares.
●	Potential future dilution to the holders of our common shares.
●	Risks related to our qualification as a foreign private issuer.
●

The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.

●

US trade policies and practices, including the implementation of tariffs on US imports, may result in slightly reduced margins or increased prices that could cause decreased consumer demand in certain of our businesses.

●	US changes to immigration policies and practices could have an impact on our ability to attract and retain labour in certain of our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.